As filed with the Securities and Exchange Commission on June 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBALSANTAFE 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBALSANTAFE CORPORATION
15375 Memorial Drive
Houston, Texas 77079-4101

GLOBALSANTAFE 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

As of December 31, 2004 and 2003, and
for the Year Ended December 31, 2004

GLOBALSANTAFE 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

All other schedules are omitted because they are not applicable.

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
GlobalSantaFe 401(k) Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of GlobalSantaFe 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GlobalSantaFe 401(k) Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
June 17, 2005

GLOBALSANTAFE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Assets:		
Investments, at fair value	$ 168,176,927	$ 145,045,655
Receivables – Contributions		
Employer	-	214,154
Employee	-	326,760
– Loans	-	171,856
– Unsettled trades	29,427	233,038
Total Receivables	29,427	945,808
Net Assets Available for Benefits	$ 168,206,354	$ 145,991,463

See accompanying notes to financial statements.

GLOBALSANTAFE 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

Additions:	
Investment income:	
Dividend / Interest income	$ 3,442,545
Contributions:	
Participant	10,526,851
Employer	7,200,597
	17,727,448
Net appreciation in fair value of investments	14,625,847
Total additions	35,795,840
Deductions:	
Benefits paid to participants	13,500,744
Administrative expenses	80,205
Total deductions	13,580,949
Net increase in assets available for benefits	22,214,891
Net assets available for benefits:	
Beginning of year	145,991,463
End of year	$ 168,206,354

See accompanying notes to financial statements.

1. Description of the Plan

The following brief description of the GlobalSantaFe 401(k) Savings Plan (the "Plan") is provided for general informational purposes only. For more complete information, participants should refer to the "Savings and Retirement" section of the GlobalSantaFe Employee Benefits Handbook, to the "GlobalSantaFe 401(k) Savings Plan" document and other documents, as amended, constituting a prospectus under the Securities Act of 1933, and to the Plan document, as amended and restated.

General

The Plan is a defined contribution plan covering all employees who are on the U.S. payrolls of the Plan sponsor, GlobalSantaFe Corporate Services Inc. ("GSFCSI"), a wholly owned subsidiary of GlobalSantaFe Corporation ("GlobalSantaFe"), and of each Participating Employer, as defined in the Plan. Eligible employees may begin participating in the Plan immediately upon their employment. The Plan is subject to certain provisions of the Internal Revenue Code of 1986 and the provisions of the Employee Retirement Income Security Act of 1974.

A separate account (the "Pension Offset Account"), included in the Plan's net assets available for benefits at December 31, 2004 and 2003, is maintained for each participant in the Plan who was also a participant in the former Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the "Santa Fe Profit Sharing Plan"). The Pension Offset Account includes each participant's proportionate share of prior contributions to the Santa Fe Profit Sharing Plan and the related investment earnings thereon as of the time that this plan was discontinued. No additional employer or participant contributions are currently permitted to be made to this account and participants may not direct the investment of their remaining fund balances in this account until either retirement or termination of employment (see Note 4). In the event a participant retires under the GlobalSantaFe Retirement Plan for Employees (the "Pension Plan"), his/her benefits from the Pension Plan will be funded initially through amounts in his or her Pension Offset Account, and any excess amounts will be funded through the Pension Plan's net assets.

Contributions

Each participant may elect to defer, in any whole percent, a portion of his or her eligible compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pretax basic contribution. Each participant may also elect to defer, in any whole percent, an additional one to 19 percent of his or her eligible compensation for each pay period as a pretax excess contribution, provided however, that the combined total of the pretax basic contribution and the pretax excess contribution cannot exceed 25 percent of compensation. The employer matches dollar for dollar each participant's pretax basic contribution. The employer does not make matching contributions on pretax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 2004, was $13,000. The amount of a participant's annual compensation that may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $205,000 for 2004.

Effective July 1, 2002, eligible participants who are age 50 or older at the end of the calendar year may elect to defer additional "catch-up" amounts as pretax contributions into the Plan through payroll deductions. The catch-up contribution limit for 2004 was $3,000.

Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon of their accounts is based on the participant's hire date or years of service. Effective January 1, 2004, if participants were hired prior to January 1, 2004, their employer accounts are fully vested. If participants were hired after December 31, 2003, their employer accounts are vested after three years of service. If a participant leaves before the three year vesting period, all employer contributions, and related earnings, are forfeited. At December 31, 2004 forfeited nonvested accounts totaled $21,209. These forfeited funds will be used to reduce future employer contributions.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship (as defined by the Plan), or attainment of age 59 1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus pretax contributions, catch-up contributions and after-tax contributions, excluding earnings thereon, made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment contract managed by Fidelity Management & Research Company ("FMRC"). The Managed Income Portfolio is a common collective trust with investments managed by Fidelity Management Trust Company ("FMTC"). Strategic Advisors, Inc., a subsidiary of FMRC, manages the Freedom Funds. The Vanguard Group, except for Vanguard Asset Allocation Fund – Admiral Class, which is managed by Mellon Capital Management, manages Vanguard Funds. Amounts invested in each of the options listed below are at the sole discretion of participants, except for certain non-participant directed investments included in the Pension Offset Account discussed above.

The funds available to participants as of December 31, 2004 and 2003 are as follows:

Vanguard Institutional Index Fund – A growth and income fund which provides the potential for long-term growth of capital and dividend income by matching the performance and risk of the Standard and Poor's 500 Stock Index ("S&P 500"). The S&P 500 Index is an unmanaged market capitalization-weighted index of common stocks.

Vanguard Extended Market Index Fund: Admiral Class – A growth fund which seeks to provide long-term growth of capital by matching the performance and risk of the Wilshire 4500 Completion Index ("Wilshire 4500"). The Wilshire 4500 is an unmanaged market capitalization-weighted index of approximately 6,500 U.S. equity securities.

Vanguard Asset Allocation Fund: Admiral Class – A fund managed with the objective of maximizing total return with reduced risk over the long term. The fund invests in a mix of common stocks, bonds and money market instruments. The mix may be gradually adjusted to respond to changing market conditions.

GlobalSantaFe Stock Fund - An unmanaged fund composed solely of GlobalSantaFe Ordinary Shares.

Fidelity Magellan Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of domestic, foreign and multinational companies.

Fidelity Equity-Income Fund - A growth and income fund managed with the objective of achieving yields exceeding the composite yield of securities comprising the S&P 500 Stock Index with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks.

Fidelity OTC Portfolio - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that are traded on the "over-the-counter" market.

Fidelity Blue Chip Growth Fund - A growth fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks. Most of the fund investments are in companies included in the S&P 500 Stock Index or in the Dow Jones Industrial Average.

Fidelity Diversified International Fund - A fund investing primarily in foreign equity securities seeking to achieve capital growth greater than the Morgan Stanley Capital International Europe, Australasia, Far East ("EAFE") Index. The EAFE is an unmanaged index of common stocks of over 1,000 foreign companies.

Fidelity Dividend Growth Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that have the potential to increase the amount of their dividends or begin paying them if none are being paid currently. The fund does not invest for income.

Fidelity Mid-Cap Stock Fund - A growth fund managed with the objective of providing long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Standard and Poor's MidCap 400 Index ("S&P MidCap 400"). The S&P MidCap 400 is an unmanaged market capitalization-weighted index of 400 medium-capitalization stocks.

Fidelity Small Cap Stock Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Russell 2000 Index ("Russell 2000"). The Russell 2000 is an unmanaged market capitalization-weighted index of 2,000 company stocks.

Fidelity Freedom Income Fund - An asset allocation fund managed with the objective of seeking high current income and some capital appreciation for those already in retirement. The fund invests in a combination of underlying Fidelity bond, money market and stock funds.

Fidelity Freedom 2000 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2000. The fund invests in a combination of underlying Fidelity bond, money market and stock funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2010. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2020. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2030. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2040. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Retirement Money Market Portfolio - A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

Fidelity Managed Income Portfolio - A commingled pool of short-term and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

Fidelity U.S. Bond Index Fund – An income fund seeking to provide investment results that correspond to the total returns of the bonds in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is an unmanaged market value-weighted index of investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of one year or more.

Five investment funds previously available to participants are no longer open to new participants. These include the following funds:

Fidelity BrokerageLink Account - A self-directed brokerage account which allows the participant to invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other mutual funds.

Fidelity Real Estate Investment Portfolio - A growth and income fund managed with the objective of seeking above-average income and long-term capital growth by investing in domestic and foreign companies principally engaged in the real estate industry.

Fidelity Low-Priced Stock Fund - A growth fund that invests in stocks that the fund's manager considers to be low-priced at the time of purchase ($35 per share or less).

Fidelity Aggressive Growth Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that the fund's manager believes offer the potential for accelerated earnings or revenue growth.

Fidelity High Income Fund - An income fund managed with the objective of seeking a high level of current income with capital growth as a secondary consideration. The fund primarily invests in income-producing debt securities, preferred stocks and convertible securities with an emphasis on lower-quality debt securities.

Participant Loans

Under the Plan's loan feature, participants may borrow up to 50 percent of their accounts, from a minimum of $1,000 up to a maximum amount of $50,000, excluding any amounts in their Pension Offset Account. Plan participants may have only one home loan and up to two general-purpose loans outstanding at any time. Maximum loan terms are five years for general-purpose loans and fifteen years for home loans. Participants may repay outstanding loans in full at any time. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan's administrative committee.

Interest rates on loans outstanding as of December 31, 2004, ranged from 4.0% to 10.5%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the fully vested amount credited to each participant's account will be payable as soon as practicable following such termination.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC, FMTC, The Vanguard Group and Mellon Capital Management were valued based on their quoted closing net asset values per share at the dates presented. The GlobalSantaFe ordinary shares were valued at the quoted closing market price per share at the dates presented. Participant loans were valued at amortized cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and record-keeping fees charged by FMTC, the Plan's trustee, are paid by GSFCSI and are not charged to the Plan. Participant loan initiation and maintenance fees are paid by the respective participants who initiated the loans. These fees are classified as "Administrative expenses" in the Statement of Changes in Net Assets Available for Benefits. No charge was made to the Plan for GSFCSI's applicable administrative costs.

3. Investments

The following table presents the fair values of individual investments that represented five percent or more of the Plan's net assets.

Description of Investment	Dec. 31, 2004	Dec. 31, 2003
Fidelity Retirement Money Market Portfolio, 23,497,697 and 21,804,765 shares, respectively	$23,497,697	$21,804,765
GlobalSantaFe Ordinary Shares, 588,780 and 801,687 shares, respectively	$19,494,517	$19,905,889
Vanguard Institutional Index Fund, 198,905 and 184,395 shares, Respectively	$22,020,738	$18,767,712
Fidelity Magellan Fund, 142,660 and 148,981 shares, respectively	$14,806,719	$14,561,355
Vanguard Asset Allocation Fund, 522,563 shares and 534,049 shares, respectively (1)	$12,834,141	$12,048,162
Fidelity Blue Chip Growth Fund, 211,103 and 221,268 shares, respectively	$8,805,122	$ 8,768,839
Fidelity Equity-Income Fund, 204,899 and 173,648 shares, respectively	$10,814,589	$ 8,638,994
Fidelity Diversified International Fund, 364,754 and 286,491 shares, respectively (1)	$10,446,556	(2)
Fidelity Low-Priced Stock Fund, 227,872 and 130,701 shares, respectively	$ 9,171,849	(2)

(1) Includes non-participant directed amounts for 2004 and 2003 (See Note 4).
(2) Less than 5% as of December 31, 2003.

The net appreciation in the fair values of the Plan's investments for the year ended December 31,

2004, including realized gains and losses on assets sold during the year, was as follows:

Description of Investment	Net appreciation
GlobalSantaFe Ordinary Shares	$ 6,050,793
Mutual funds	8,575,054
Net appreciation in fair value of investments	$ 14,625,847

4. Non-Participant Directed Investments

Information about the fair values of net assets and the significant components of the changes in net assets relating to non-participant directed investments included in the Pension Offset Account is as follows:

	December 31,	
	2004	2003
Net assets available for benefits:		
Mutual funds:		
Vanguard Asset Allocation (Cost - $2,790,076 and $3,192,534 at December 31, 2004 and 2003, respectively)	$ 4,064,028	$ 4,306,791
Fidelity Diversified International (Cost - $354,677 and $412,265 at December 31, 2004 and 2003, respectively)	616,540	606,598
	$ 4,680,568	$ 4,913,389

	Year Ended December 31, 2004
Changes in net assets available for benefits:	
Beginning of year	$4,913,389
Interest / dividend income	83,710
Net appreciation in fair value of investments	335,462
Transfers to participant directed investments	(651,993)
End of year	$4,680,568

5. Related Party Transactions

One of the investment options offered under the Plan is managed by FMTC, which is the trustee as defined by the Plan. The mutual fund investments of the Plan are managed by FMRC, an affiliate of FMTC, or Strategic Advisors, Inc., a subsidiary of FMRC. Purchases and sales of shares of funds managed by FMTC and FMRC are therefore considered exempt party-in-interest transactions by the U.S. Department of Labor.

6. Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The IRS issued its most recent favorable determination letter on September 23, 2004, in which the IRS stated that the GlobalSantaFe Savings Incentive Plan was in compliance with the applicable requirements of the IRC. This letter, however, did not address whether the Plan, as amended and restated, satisfies the requirements of section 401(a) of the IRC, as amended by the Economic Growth and Tax Reconciliation Act of 2001. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's assets held for investment per the financial statements to Schedule H of Form 5500:

	December 31,	
	2004	2003
Assets held for investment per the financial statements	$ 168,176,927	$ 145,045,655
Deemed distributions of participant loans	(148,622)	(88,647)
Assets held for investment per Schedule H of Form 5500	$ 168,028,305	$ 144,957,008

SUPPLEMENTAL SCHEDULE

GLOBALSANTAFE 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of Issue	(c) Description	(d) Cost [1]	(e) Current Value
	Fidelity BrokerageLink Account	Self-directed brokerage account		$ 141,946
	Vanguard Institutional Index	Common stock fund		22,020,738
	Vanguard Ext. Market Index	Common stock fund		4,863,057
	Vanguard Asset Allocation [2]	Stock, bond, and money market fund		12,834,141
*	GlobalSantaFe Stock Fund	GlobalSantaFe ordinary shares		19,494,517
*	Fidelity Magellan	Common stock fund		14,806,719
*	Fidelity Equity-Income	Stock and bond fund		10,814,589
*	Fidelity OTC Portfolio	Common stock fund		1,765,844
*	Fidelity Real Estate Inv. Portfolio	Common stock fund		217,380
*	Fidelity Blue Chip	Common stock fund		8,805,122
*	Fidelity Low-Priced Stock	Common stock fund		9,171,849
*	Fidelity Aggressive Growth	Common stock fund		1,194,303
*	Fidelity Diversified International [2]	Foreign stock fund		10,446,556
*	Fidelity Dividend Growth	Common stock fund		2.461,228
*	Fidelity Mid-Cap Stock	Common stock fund		1,102,534
*	Fidelity Small Cap Stock	Common stock fund		2,656,162
*	Fidelity Freedom Income	Stock, bond, and money market fund		154,262
*	Fidelity Freedom 2000	Stock, bond, and money market fund		99,748
*	Fidelity Freedom 2010	Stock, bond, and money market fund		500,599
*	Fidelity Freedom 2020	Stock, bond, and money market fund		725,870

GLOBALSANTAFE 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of Issue	(c) Description	(d) Cost [1]	(e) Current Value
*	Fidelity Freedom 2030	Stock, bond, and money market fund		329,156
*	Fidelity Freedom 2040	Stock, bond, and money market fund		300,274
*	Fidelity Retirement Money Market	Money market fund		23,497,697
*	Fidelity Managed Income Portfolio	Common collective trust of investment contracts issued by banks and insurance companies		6,552,465
*	Fidelity High Income	Stock and bond fund		9,193
*	Fidelity U.S. Bond Index	Bond fund		6,231,692
*	Participant Loans	Loans to participants at annual rates of interest ranging from 4.0% to 10.5%		6,830,664
				$ 168,028,305

* Exempt party-in-interest transaction.

(1) Other than the investments referred to in note 2 below, all investments of the Plan are directed by participants. Therefore cost is not required to be disclosed.

(2) A portion of these funds include non-participant directed amounts (See Note 4).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Date: June 28, 2005

By: Cheryl D. Richard

Cheryl D. Richard
Chairman of GlobalSantaFe Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73878) of GlobalSantaFe Corporation of our report dated June 17, 2005 relating to the financial statements of the GlobalSantaFe 401(k) Savings Plan, which appears in this Form 11-K.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
June 28, 2005